FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2010

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3126 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

NOTICE TO THE MARKET

São Paulo, Brazil, March 4, 2010 – Companhia Brasileira de Distribuição (“Company”) hereby announces that its Board of Directors, pursuant to the resolution taken at its meeting on this date, approved the election of Enéas César Pestana Neto as Chief Executive Officer (CEO) and José Antônio Filippo as Chief Financial Officer (CFO). The position of Chief Operating Officer (COO) was extinguished.

The appointment of Enéas Pestana is in accordance with the succession plan defined by the Group and is designed to ensure the continuity of the advances in recent years. For Abilio Diniz, the Chairman of the Board, the new structure represents the conclusion of the work begun in 2003. “I am extremely satisfied and convinced that we have completed the task of professionalizing Grupo Pão de Açúcar. One of the reasons for hiring Claudio Galeazzi two years ago was to help prepare a CEO who came from inside the Company. We have successfully fulfilled this commitment and the transition is taking place in an absolutely smooth manner, as planned, and we are certain we have made the best choice. Our team and our Company are prepared for growth and fully equipped to do a better job as we move forward”.

Claudio Galeazzi will continue participating in and contributing to management, coordinating all Galeazzi & Associados’ projects with the Group, including the integration of Globex and Casas Bahia, as well handling the ZBB (Zero-based Budgeting) and the Matrix Expense Management projects, among others. He will also attend Board meetings as an invitee. Galeazzi believes the transition to be the evolution of the work carried out in the last two years and his participation in Board meetings is regarded as a more strategic role. “I am extremely pleased with the achievements of the Group and the entire team and I will have the opportunity of continuing to contribute through Galeazzi & Associados’ projects and my participation in Board Meetings”.

With the extinction of the COO position, the CEO will be directly responsible for: (i) four Vice-Presidencies, currently occupied by Claudia Elisa Soares, Hugo Bethlem, José Roberto Tambasco and Ramatis Rodrigues; (ii) the GPA Malls & Properties division, headed by Caio Mattar; and (iii) the Administrative and Financial area, now headed by José Antônio Filippo, who will be directly responsible for the accounting, controllership, tax, treasury, legal and investor relations areas..

The new structure underlines the confidence of Abilio Diniz, who sees the moment as one of opportunity. “We are capable of increasing all the gains generated until now, thereby contributing to the growth of the Group and the country as a whole. We will continue to create jobs, while offering the best products and services tailored for the different consumer profiles in all regions of Brazil”.

Enéas Pestana

Enéas Pestana has been with Grupo Pão de Açúcar since 2003. He has built an outstanding career in the administrative and financial areas of large retailers and companies such as GP Investimentos and Diagnósticos da América S/A. He has a degree in Accounting, with specialization in Leadership and Management at national and international institutions. In 2009, he received the O Equilibrista award as finance executive of the year from the São Paulo chapter of the IBEF (Brazilian Finance Executives Institute).

José Antônio Filippo

José Antônio Filippo graduated in Civil Engineering from the Federal University of Rio de Janeiro (UFRJ), with post-graduate studies at the Business and Management Institute (IAG) of the Pontifical Catholic University of Rio de Janeiro (PUC), and specialization in management and leadership at the Brazilian Capital Market Institute (IBMEC) and Harvard Business School. He has occupied executive positions at GAFISA S.A., Reynolds LATASA and Ingersoll-Rand. His last position was Chief Financial and Investor Relations Officer at CPFL Energia, to which he was appointed in 2004.

Grupo Pão de Açúcar

A retail food pioneer in Brazil, Grupo Pão de Açúcar, which celebrated its 60th anniversary in 2008, is currently the country’s leading retailer with more than 1,080 stores, including supermarkets, hypermarkets, gas stations and drugstores. With the recent joint venture signed with Casas Bahia, the Company will add a further 514 points of sale.

The Group’s main objectives for 2010 are: expansion, especially in the Assai (wholesale/retail) chain and the Extra Fácil neighborhood stores; ensuring that same-store sales growth outpaces inflation; maintenance of the expense control program already in place; generating greater efficiency gains; improving the return on invested capital; and consolidating the Company’s meritocratic culture.

The Group operates in 18 states in all regions of Brazil and in the Federal District, with a total sales area of 1.7 million m² and a workforce of 80,000. By uniting with Casas Bahia, it will become the largest private employer in the country, with more than 140,000 employees.

In order to consolidate its market position and meet consumers’ varying needs and expectations, the Company maintains a multiformat structure, comprising supermarkets (Pão de Açúcar, Extra, CompreBem and Sendas), hypermarkets (Extra), durable consumer goods stores (Ponto Frio, Extra-Eletro), convenience stores (Extra Fácil) and wholesale/retail outlets (Assai Atacadista). The Company also maintains e-commerce food operations, through www.paodeacucar.com.br, and non-food operations, through www.extra.com.br and www.pontofrio.com.br. The joint venture with Casas Bahia will also include the e-commerce website www.casasbahia.com.br.

Grupo Pão de Açúcar’s shares have been listed on the Bovespa since October 1995 and on the NYSE (level III ADR) since May 1997. In 2009, the Group recorded gross sales of R$ 26 billion (including the consolidation of Ponto Frio’s sales in the second half of 2009).

Investor Relations Officer
Daniela Sabbag

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: March 04, 2010	By: /s/ Enéas César Pestana Neto Name: Enéas César Pestana Neto Title: Chief Operating Officer
By: /s/ Daniela Sabbag Name: Daniela Sabbag Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.